UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of May 2011
Commission File Number 000-50991
TELVENT GIT, S.A.
(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑

     On May 28, 2011, Telvent Energía S.A. (“Telvent Energía”) entered into a Letter Agreement with DMS Group LLC for power engineering Novi Sad (“DMS”). The Letter Agreement confirms the parties’ understanding and obligations under the Stake Transfer Agreement, dated January 24, 2011. Pursuant to the Stake Transfer Agreement, DMS sold to Telvent Energía 8% of the share capital of Telvent DMS LLC for power engineering Novi Sad (“Telvent DMS”). Under the Stake Transfer Agreement, DMS has the option to buy-back (the “Buy-Back Right”) 8% of the share capital of Telvent DMS in the event that 89% or more of the shares of Telvent GIT, S.A. (the “Company”) are acquired by any entity other than Abengoa S.A. within five years of the closing of the Stake Transfer Agreement.
     The Company is currently in negotiations with Schneider Electric S.A. (“Schneider”) for the purchase by Schneider of 89% or more of the shares of the Company. Pursuant to the Letter Agreement, if Schneider acquires 89% or more of the shares of the Company, DMS agrees not to exercise its Buy-Back Right as long as Schneider and DMS agree to make additional capital contributions to Telvent DMS so as to increase the amount to be invested in R&D for the years 2011, 2012, 2013, and 2014 in the range of € 37 to € 40 million (which includes the € 24 million already committed in the R&D plan). Telvent Energía will pay DMS € 5 million for not exercising its Buy-Back Right. All other terms and conditions of the Stake Transfer Agreement remain the same.
     A Copy of the Letter Agreement is furnished hereto as Exhibit 4.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Ignacio González
	Name:	Ignacio González
	Title:	Chief Executive Officer

Date: June 3, 2011

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K.

Exhibit	Description

4	Letter Agreement, dated May 28, 2011, by and between Telvent Energía S.A and DMS Group LLC for power engineering Novi Sad.